July 9, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Rule 17g-1 Fidelity Bond Filing Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Bond No 99516119B for the following management investment companies:

FUND NAME                                                          FILE NO.          SEC REGISTRATION NO.
Macquarie/First Trust Global Infrastructure/                       811-21496         333-112202
     Utilities Dividend & Income Fund
First Trust Senior Floating Rate Income Fund II                    811-21539         333-113978, 333-115414, 333-184182 and
                                                                                     333-115878
First Trust Energy Income and Growth Fund                          811-21549         333-114131, 333-120853, 333-131771,
                                                                                     333-154254, 333-123460, 333-173334,
                                                                                     333-179878, 333-173335, 333-187192 and
                                                                                     333-217580
First Trust Enhanced Equity Income Fund                            811-21586         333-116023 and 333-118593
First Trust/Aberdeen Global Opportunity Income Fund                811-21636         333-119081
First Trust Mortgage Income Fund                                   811-21727         333-123262 and 333-170228
First Trust Exchange-Traded Fund                                   811-21774         333-125751
First Trust/Aberdeen Emerging Opportunity Fund                     811-21905         333-134540
First Trust Specialty Finance and Financial                        811-22039         333-141457, 333-200618, 333-143713 and
     Opportunities Fund                                                              333-143268
First Trust Exchange-Traded AlphaDEX(R) Fund                       811-22019         333-140895
First Trust Exchange-Traded Fund II                                811-21944         333-143964; 333-231299
First Trust High Income Long/Short Fund                            811-22442         333-168186, 333-225853 and 333-223803
First Trust Exchange-Traded AlphaDEX(R) Fund II                    811-22519         333-171759
First Trust Series Fund                                            811-22452         333-168727
First Trust Energy Infrastructure Fund                             811-22528         333-172439 and 333-177037
First Trust Exchange-Traded Fund VI                                811-22717         333-182308
First Trust Exchange-Traded Fund IV                                811-22559         333-174332
First Trust Variable Insurance Trust                               811-22652         333-178767
First Trust MLP and Energy Income Fund                             811-22738         333-183396, 333-185172 and 333-217581
First Trust Exchange-Traded Fund III                               811-22245         333-176976
First Trust Intermediate Duration Preferred & Income Fund          811-22795         333-186412 and 333-188816
First Trust Exchange-Traded Fund V                                 811-22709         333-181507
First Trust Exchange-Traded Fund VII                               811-22767         333-184918
First Trust New Opportunities MLP & Energy Fund                    811-22902         333-191808, 333-194835 and 333-212884
First Trust Dynamic Europe Equity Income Fund                      811-23072         333-205681 and 333-207118
First Trust Exchange-Traded Fund VIII                              811-23147         333-210186
First Trust Senior Floating Rate 2022 Target Term Fund             811-23199         333-214125
First Trust High Yield Opportunities 2027 Term Fund                811-23565         333-237878

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Dear Sir or Madam:

      Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, please find a copy of the Joint Insured Fidelity Bond for the period October 9, 2019 to October 9, 2020, for the First Trust complex of funds referenced above. Please note that Rider 17 has been added to the Joint Insured Fidelity Bond to include First Trust High Yield Opportunities 2027 Term Fund; First Trust Capital Strength, First Trust International Developed Capital Strength Portfolio, each a series of First Trust Variable Insurance Trust; First Trust Horizon Managed Volatility Small/Mid ETF, a series of First Trust Exchange-Traded Fund III; FT Cboe Vest U.S. Equity Buffer ETF - May, FT Cboe Vest U.S. Equity Deep Buffer ETF - May, FT Cboe Vest U.S. Equity Buffer ETF - June, FT Cboe Vest U.S. Equity Deep Buffer ETF - June and First Trust TCW Securitized Plus ETF, each a series of First Trust Exchange-Traded Fund VIII. Please note for the Commission's records, the following:

            (i) The Joint Insured Fidelity Bond;

            (ii) a Certificate of Assistant Secretary containing the form of resolutions of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

            (iii) a copy of the Blanket Bond Insurance Agreement.

                                              Very truly yours,

                                              FIRST TRUST PORTFOLIOS L.P.

                                              /s/ Kristi A. Maher
                                              ---------------------------
                                              Deputy General Counsel


Enclosures